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                                                           Filed by Sybase, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      Subject Company: New Era of Networks, Inc.
                                                   Commission File No. 000-22043



      SYBASE ANNOUNCES FILING OF ITS ANNUAL REPORT AND AN AMENDMENT TO ITS REGISTRATION STATEMENT RELATING TO ITS EXCHANGE OFFER FOR NEON SHARES


        Emeryville, CA, April 4, 2001 - Sybase, Inc. (Nasdaq: SYBS) announced today that on April 2, 2001, Sybase filed its annual report on Form 10-K relating to its year ended December 31, 2000.

        In addition, Sybase announced today that Sybase has filed an amendment to its registration statement on Form S-4 relating to shares of Sybase common stock to be issued by Sybase in its exchange offer through Neel Acquisition Corp. ("Neel"), its wholly-owned subsidiary, to acquire all of the outstanding shares of common stock of New Era of Networks, Inc. (Nasdaq: NEON) and the subsequent merger of Neel into NEON.

        The amendments to Sybase's registration statement include: (i) the incorporation by reference of Sybase's report on Form 10-K for the year ended December 31, 2000 and certain other documents recently filed by NEON and Sybase;
(ii) updated historical financial information and pro forma financial statements and other financial information based in part upon the financial statements of Sybase for the year ended December 31, 2000; and (iii) certain other changes required by the SEC pursuant to its review of the registration statement.

        Pursuant to the exchange offer, Sybase will exchange 0.3878 of a share of Sybase common stock for each outstanding share of NEON common stock that is validly tendered and not properly withdrawn. The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on April 11, 2001, unless extended.

        NEON stockholders are urged to read the prospectus and the solicitation/recommendation statement relating to the offer and the merger. These documents contain important information. NEON stockholders can obtain these documents, as well as the Sybase and NEON documents that are incorporated by reference in the prospectus, for free at the Securities and Exchange Commission's web site at http://www.sec.gov. These documents are also available from Sybase without charge upon request to its information agent, Corporate Investor Communications, Inc., 111 Commerce Road, Carlstadt, NJ 07072, (201) 896-1900 or call toll-free (866) 241-2788.

ABOUT SYBASE, INC.

        Sybase provides enterprise-class software solutions that fuel e-business and enable access to information anytime, anyplace. With its industry-leading Enterprise Portal, mobile and wireless and

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vertical market solutions, Sybase is one of the largest global independent software companies in the world. For more information, visit the Sybase web site: www.sybase.com.

FORWARD LOOKING STATEMENTS: The documents referenced in the above news release contain forward-looking statements regarding Sybase's projected financial results, including revenues, margins and earnings, and the impact of the proposed acquisition of NEON on such projections. These statements involve risks and uncertainties. Actual results may not be realized, or may vary materially from results that may be discussed in these forward-looking statements. Factors that may affect actual results include the risks inherent in completing the acquisition of NEON on a timely basis, if at all, the successful integration of NEON into Sybase's business, the timely development and market acceptance of the products and services of the combined companies, Sybase's ability to remain competitive in a highly competitive and rapidly changing marketplace, and the other risks detailed from time to time in each company's periodic reports filed with the Securities and Exchange Commission, including, but not limited to, Sybase's report on Form 10-K for the fiscal year ended December 31, 2000.

ADDITIONAL INFORMATION: We urge investors and security holders to read the following documents, including any amendments that may be made to them, because they will contain important information about Sybase, NEON, the proposed acquisition and related matters:

- Sybase's preliminary prospectus, prospectus supplements, final prospectus, and tender offer materials.

- Sybase's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.

-   NEON's Solicitation/Recommendation Statement on Schedule 14D-9.

        These documents and amendments to these documents have or will be filed with the U.S. Securities and Exchange Commission. In addition to these documents, Sybase and NEON file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Sybase and NEON at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. Sybase's and NEON's filings with the SEC are also available to the public from commercial document-retrieval services and the Web site maintained by the SEC at http://www.sec.gov. You may also obtain for free each of these documents (when available) from Sybase's information agent, Corporate Investor Communications, Inc., 111 Commerce Road, Carlstadt, New Jersey 07072, toll-free at 866-241-2788.



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